UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-54301

CUSIP NUMBER
NOTIFICATION OF LATE FILING	675846109

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: October 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ODENZA CORP.

Full Name of Registrant

N/A

Former Name if Applicable

A-07-01, Block A, Level 7 Sky Park @ One City, Jalan USJ 25/1A, 47650 Subang Jaya, Selangor Darul Ehsan, Malaysia.

Address of Principal Executive Office (Street and Number)

47650 Subang Jaya, Selangor Darul Ehsan, Malaysia.

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Odenza Corp. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended October 31, 2019 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q. The Company expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tan Sri Barry Goh Ming Choon	+60	03-5115 1118
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Odenza Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 13, 2019	By:	/s/ TAN SRI BARRY GOH MING CHOON
TAN SRI BARRY GOH MING CHOON
	Title:	Chief Executive Officer, Principal Executive Officer, President, Chairman, Treasurer and Secretary